UNITED COMMUNITY FINANCIAL CORP.

275 West Federal Street

Youngstown, Ohio 44503

(330) 742-0500

September 5, 2013

Via Email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Erin Purnell

Re:	United Community Financial Corp.

Registration Statement on Form S-3

Registration No. 333- 190043 (the “Registration Statement”)

Dear Ms. Purnell:

On July 19, 2013, United Community Financial Corp. (the “Company”) filed a Registration Statement on Form S-3, which was subsequently amended on September 4, 2013 by a Pre-Effective Amendment with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests that the effectiveness of the Registration Statement be accelerated to Friday, September 6, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

By this letter, the Company recognizes its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Kimberly J. Schaefer of Vorys, Sater, Seymour and Pease LLP at (513) 723-4068, and that such effectiveness also be confirmed in writing. Please send copies of any correspondence by mail to Kimberly J. Schaefer, Vorys, Sater, Seymour and Pease LLP, 301 East Fourth Street, Suite 3500, Great American Tower, Cincinnati, OH 45202.

Very truly yours,

UNITED COMMUNITY FINANCIAL CORP.

By:	/s/ Jude J. Nohra
Jude J. Nohra
General Counsel and Secretary